ANNUAL GENERAL MEETING OF SHAREHOLDERS

B2GOLD CORP.

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual general and special meeting of shareholders of B2Gold Corp. (the “Company”) held on June 13, 2014 (total shares represented in person or by proxy = 561,658,865 of the 677,305,912 issued and outstanding shares - 82.93% .).

Item 1:       Number of Directors

By a vote by way of show of hands, the number of Directors of the Company was set at nine (9).

Item 2:       Election of Directors and Approvals of Nominees as Directors

By a vote by way of show of hands, the following individuals were elected as directors of the Company to hold office for the ensuing year or until their successors are elected or appointed, and the total votes cast by all shareholders of the Company present in person or by proxy were as follows:

	Total Votes in Favour		Total Votes		Outcome of
Name	(%)		Withheld / Abstained (%)		Vote
Clive Johnson	543,679,979	(99.77%)	1,258,171	(0.23%)	Approved
Robert Cross	518,644,434	(95.32%)	25,439,081	(4.68%)	Approved
Robert Gayton	457,779,994	(84.01%)	87,158,157	(15.99%)	Approved
Barry Rayment	525,503,390	(96.43%)	19,434,760	(3.57%)	Approved
Jerry Korpan	541,424,907	(99.36%)	3,513,243	(0.64%)	Approved
John Ivany	535,034,265	(98.34%)	9,049,250	(1.66%)	Approved
Bongani Mtshisi	541,425,310	(99.36%)	3,512,841	(0.64%)	Approved
Michael Carrick	526,780,358	(96.67%)	18,157,793	(3.33%)	Approved
Kevin Bullock	432,460,630	(79.36%)	112,477,520	(20.64%)	Approved

Item 2:       Appointment of Auditors

By a vote by way of show of hands, PricewaterhouseCoopers LLP, Chartered Accountants, were appointed the auditors of the Company to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, at a remuneration to be fixed by the directors of the Company.

Item 3:       Approval of the Amended and Restated Stock Option Plan

By way of ballot, the Amended and Restated Stock Option Plan of B2Gold Corp. as described in the Management Information Circular dated May 14, 2014, was approved. The total votes cast by all shareholders of the Company present in person or by proxy were as follows:

	Total Votes	Percentage of Votes Cast
Votes in Favour	480,554,026	88.13%
Votes Against	64,723,789	11.87%
Total Votes Cast	545,277,815	100.00%

Item 4:       Approval of the Restricted Share Unit Plan

By way of ballot, the Restricted Share Unit Plan of B2Gold as described in the Management Information Circular dated May 14, 2014, was approved. The total votes cast by all shareholders of the Company present in person or by proxy were as follows:

	Total Votes	Percentage of Votes Cast
Votes in Favour	329,440,957	60.42%
Votes Against	215,798,475	39.58%
Total Votes Cast	545,239,432	100.00%

Item 5:       Approval of the Advance Notice Policy

By way of ballot, the Advance Notice Policy of B2Gold as described in the Management Information Circular dated May 14, 2014, was approved. The total votes cast be all shareholders of the Company present in person or by proxy were as follows:

	Total Votes	Percentage of Votes Cast
Votes in Favour	293,525,053	53.83%
Votes Against	251,714,379	46.17%
Total Votes Cast	545,239,432	100.00%

DATED at Vancouver, British Columbia this 16th day of June, 2014.

B2GOLD CORP.

“Clive Johnson”

Clive Johnson,
President & Chief Executive Officer